RECOV Energy Corp.

3163 Kennedy Boulevard

Jersey City, NJ  07306

(201) 217-4137

September 23, 2005

Ms. Rachel Zablow

Staff Accountant

Securities and Exchange Commission

Washington, DC   20549

VIA EDGAR

Re:

RECOV Energy Corp.

Form 10-KSB for the year ended March 31, 2005

Filed July 15, 2005; File No. 000-30230

Comment Letter dated August 16, 2005

Dear Ms. Zablow:

This letter is in response to the letter received from you by RECOV Energy Corp,  (“RECOV”), dated August 16, 2005, commenting on the Form 10-KSB filed by RECOV on July 15, 2005.  Please see our specific responses on the attached pages, keyed to the seven numbered comments in your letter, together with an eighth item, which is the explanation for the reversal of our previous income tax accrual, which reversal was made in part based on the other adjustments discussed below.  Accompanying this correspondence is our amended filing on Form 10-KSB/A for the year ended March 31, 2005.

We acknowledge that the management of RECOV is responsible for the adequacy and accuracy of the disclosures in our filings and that SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to filings.  Also, we understand that RECOV may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  Lastly, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in response to their comments on our filings under the federal securities laws.

Sincerely,

RECOV Energy Corp. (Registrant)

Richard Verdiramo

President, Chief Executive and Chief Financial Officer

Ms. Rachel Zablow

September 23, 2005

Attachment page 1

(1)

In October 2001 we ceased operations of our wholly-owned subsidiaries, Auto Smart USA, Inc. (a Nevada corp.) and AutoSmart Leasing USA, Inc. (a Florida corp.)  After not receiving a timely annual report for the corporation, the state of Nevada revoked the corporate charter of Auto Smart USA, Inc. in December of 1999.  This revoked status subsequently became permanent.  The fact of the permanent revocation is public information and may be seen at the Nevada state government website at:

https://esos.state.nv.us/SOSServices/AnonymousAccess/CorpSearch/CorpSearch.aspx

On October 4, 2002, AutoSmart USA Leasing, Inc. was administratively dissolved pursuant to Florida law, for failure to file an annual report.  This date of dissolution for AutoSmart USA Leasing, Inc. is public information and may be seen on the Florida state government website at:

http://www.sunbiz.org/scripts/cordet.exe?a1=DETFIL&n1=P99000015670&n2=NAMFWD&n3=0000&n4=N&r1=&r2=&r3=&r4=AUTOSMART&r5=

Our legal counsel has advised us that the shareholders of an administratively dissolved Florida corporation are not responsible for the debts of that corporation.  We consider this to be the equivalent of a legal release as contemplated by SFAS No. 140, par. 16.  We have applied the same theory to the Nevada corporation. We did not initially de-recognize these liabilities, consisting of various third party trade payables and certain other accruals, from our consolidated balance sheet due to the possibility that the trade creditors of the two subsidiaries might attempt to pierce their corporate veils and proceed against RECOV or its corporate predecessor.

During the first quarter of our fiscal year ended March 31, 2005, management determined that this contingency was removed with respect to $882,812 of the liabilities of these two subsidiaries and the Company de-recognized aggregate liabilities in this amount.

Management’s determination was based on: (i) the settlement of two outstanding lawsuits; in one the Company was a named party and in the other, the applicable debt was guaranteed by an officer of the Company, whose guarantee had been given in furtherance of the subsidiary’s business while it was operating, (ii) there then being no other matters naming the Company with respect to either subsidiary then pending, and (iii) no claims had been brought against the Company with respect to the trade liabilities of either company.

Accordingly management determined that the likelihood of a trade or other creditor coming forward at that date and then successfully piercing either corporate veil was remote.

Ms. Rachel Zablow

September 23, 2005

Attachment page 2

During the quarter ended March 31, 2005 it was determined that $221,160 of debt principal and accrued interest included in the first quarter write-off should not have been de-recognized and the gain originally taken in the first quarter was reduced by that amount.

In connection with preparing this response letter and amending the Company’s Form 10-KSB for the year ended March 31, 2005, a reclassification related to the original accounting at June 30, 2004 and the reduction in the gain at March 31, 2005 was determined to be necessary and has been made to the Company’s financial statements in the accompanying amended Form 10-KSB.  This reclassification has the effect of netting the loss from operations of discontinued subsidiary against the gain on reduction of debt of discontinued subsidiary in the amount of $221,160.

The corrected amounts applicable to the first quarter of fiscal 2005 have been disclosed in Note 11 - Fourth Quarter Adjustments, together with other disclosures related thereto.  The Company has now definitively determined that the net credit arising from the elimination of these liabilities from our consolidated balance sheet should properly be reported as a gain on the statement of operations.  This determination derives from the fact that the release of the liabilities is based on Florida and Nevada statutes and that none of the liabilities involved were due to related parties.

Prior to the filing of this correspondence and our amended Form 10-KSB for fiscal 2005, we have amended our previously filed Item 4.02 Form 8-K, to disclose a change in the way we are correcting our financial statements from what we previously reported.  We are netting the loss from operations of discontinued subsidiary against the gain on reduction of debt of discontinued subsidiary in the amount of $221,160.  However we are not, as first reported on Form 8-K, reclassifying it to be a direct credit to additional paid-in capital, but rather leaving it on the statement of operations as other income.

(2)

We have revised our Consolidated Statement of Cash Flows to reflect the proceeds   from the issuance of common stock as a financing activity pursuant to SFAS No. 95, par. 19.

(3)

On February 17, 2005 the Company’s Board of Directors voted to divest itself of two wholly-owned subsidiaries, Best Health, Inc. and SoySlim, Corp. This divestiture was accomplished through a stock dividend on March 28, 2005 to all shareholders of record as of February 17, 2005.  Contemporaneously, the Company determined to sell its website for $10,000 to one of these two companies, Best Health, Inc., which was closely related by common ownership and management to the Company, both before and after the divestiture.  The sale took place in the first quarter of fiscal 2006.  Immediately prior to the divestiture, the website, although owned by the Company and previously used in many of its on-line businesses, had been utilized by Best Health, Inc.

Ms. Rachel Zablow

September 23, 2005

Attachment page 3

The website had originally been placed in service during the fourth quarter of fiscal 1999 and a fifteen-year life had been assigned.  Only development costs falling within the scope of EITF 00-2 had been capitalized.  The Company has now reconsidered the carrying value of the website at March 31, 2005, which had been $31,425, based upon the agreed sales price of $10,000 to Best Health, Inc. and has taken an impairment loss of $21,425 in the fourth quarter of fiscal 2005.

(4)

On February 9, 2005, the Company’s Board of Directors voted to reduce the conversion price on the Company’s outstanding convertible notes payable from $0.10 to $0.0185. At the time the conversion price was reduced, the Company’s common stock was trading at $0.06 per share. The notes are payable on demand.  Previously, the conversion prices on the Company’s convertible debt had equaled or exceeded the fair value of the Company’s common stock at date of issuance.  (The Company had not previously reduced the conversion price of the demand notes).  Emerging Issues Task Force Consensuses 98-5 and 00-27 require the recognition of a beneficial conversion feature in these situations; the prior non-recognition of which is corrected in the restated financial statements on the accompanying amended Form 10-KSB for the year ended March 31, 2005.  As the beneficial conversion feature exceeded the principal amount and accrued interest on the notes (which accrued interest is also convertible at the same terms as the principal) the entire principal and accrued interest at the date of the reduction in the conversion price, $335,060, has been allocated to additional paid-in capital at that date, and interest in an equivalent amount has been immediately accreted.  Interest from February 9, 2005 thru March 31, 2005 in the amount of $61,932 previously accrued for such period is unaffected by the application of these EITF Consensuses.

(5)

We have revised our Consolidated Statement of Operations to retroactively reflect our reverse stock split of twenty to one, effective as of the close of business on March 28, 2005.  The reverse split has now been given effect for all periods presented.

(6)

Item 8A of our Form 10-KSB, corresponding to Item 307 of Regulation S-B, has been revised to reflect the conclusion, as reconsidered, of our chief executive and chief financial officer (both the same person) regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by our Annual Report on Form 10-KSB.  This item in our amended filing now concludes that there were some deficiencies in our system of disclosure controls and procedures as of March 31, 2005.  As disclosed in our Item 4.02 Form 8-K and in the accompanying amended filing on Form 10-KSB, the Company has retained the services of an SEC accounting and reporting consultant to assist it in preparing its financial statements and its various SEC filings and expects to continue to use such services while it is a shell company.

Ms. Rachel Zablow

September 23, 2005

Attachment page 4

The Company’s certifying officer now concludes that its system of disclosure controls and procedures, as modified to include the use of such consulting services, is effective in ensuring that material information required to be disclosed is included in the reports that it files with the SEC.  The Company believes that utilization of an SEC reporting consultant is a cost-effective way for a shell company with limited resources to maintain an adequate system of disclosure controls and procedures.  At such future time, if any, that the Company is able to effect a merger with an operating company, the Company expects that such company will either have the requisite financial reporting professional(s) already employed on a full-time basis or the resources to do so.

(7)

We have revised Exhibit 31, the officers’ certification pursuant to Section 302 of The Sarbanes-Oxley Act to indicate that such certification is being made by our chief executive and chief financial officer, both the same person.

(8)

As a result of the adjustments made to our statement of operations, as well as a clarification of the taxable treatment of the gain on the de-recognition of the subsidiaries liabilities, we have determined that an income tax provision is not needed for the year ended March 31, 2005 and we have accordingly reversed $the provision of $103,768 previously made. The net effect of all of the changes made to our income statement is to increase expenses by $356,485 and to reverse the income provision of $103,768, resulting in a net change of $252,717.  Previously reported net income of is now a net loss of $83,412.